Exhibit for 77I

For RiverSource Absolute Return Currency and Income Fund - Class R5:

Class R5 is offered exclusively to certain institutional investors at net asset value without an initial sales charge or contingent deferred sales charge on redemption. These shares do not convert to any other class of shares.

Class R shares are available to the following investors:
- Qualified employee benefit plans.
- Trust companies or similar institutions, and charitable organizations that meet the definition in Section 501(c)(3) of the Internal Revenue Code.
- Non-qualified deferred compensation plans whose participants are included in a qualified employee benefit plan described above.
- State sponsored college savings plans established under Section 529 of the Internal Revenue Code.